SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-31683

NOTIFICATION OF LATE FILING

☐ Form 10-K                  ☐ Form 20-F                 ☐ Form 11-K                    ☒  Form 10-Q            ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Motor Sport Country Club Holdings, Inc.

Address of principal executive office	11100 W 8th Avenue, Suite 200
City, state and zip code	Lakewood, CO 80215

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As reported in its Current Report on Form 8-K filed with the Commission on April 20, 2012 and amended May 11, 2012, the Registrant is in the process of restating certain of its financial statements and amending corresponding periodic reports for fiscal years 2010 and 2011 and is working diligently to complete these restatements and amendments. However, the Registrant is unable to complete this and file its Form 10-Q for the period ended March 31, 2012 on or before the prescribed due date of May 15, 2012.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Claus Wagner, Chief Executive Officer, (866) 967-5552

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                         ☐  Yes     ☒  No

The Registrant has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2011.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☐ Yes        ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Motor Sport Country Club Holdings, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2012	By:	/s/ Claus Wagner
Name: Claus Wagner
Title: Chief Executive Officer

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